SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 11)

                    Under the Securities Exchange Act of 1934



                       TRUMP HOTELS & CASINO RESORTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   898168 10 9
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                                 (CUSIP Number)

                                Robert M. Pickus
                     Executive Vice President and Secretary
                       Trump Hotels & Casino Resorts, Inc.
                        1000 Boardwalk at Virginia Avenue
                             Atlantic City, NJ 08401
                                 (609) 449-5570
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Thomas M. Cerabino, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                October 20, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No.   898168 10 9                                       Page 1 of 12 Pages
-----------------------                                       ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Donald J. Trump
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                22,161,343
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,618,267
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     22,161,343
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,618,267
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            25,679,610
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            56.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No.   898168 10 9                                       Page 2 of 12 Pages
-----------------------                                       ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Trump Casinos, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,407,017
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,407,017
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,407,017
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No.   898168 10 9                                       Page 3 of 12 Pages
-----------------------                                       ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Trump Casinos II, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,211,250
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,211,250
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,211,250
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
----------- --------------------------------------------------------------------

     This Amendment No. 11 to Schedule 13D (this "Amendment") is being filed on behalf of Mr. Donald J. Trump, Trump Casinos, Inc. ("TCI") and Trump Casinos II, Inc. (together with Mr. Trump and TCI, the "Reporting Entities"), and amends the
Schedule 13D filed by the Reporting Entities on June 22, 1995 (the "Initial
Schedule 13D"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 to the Initial Schedule 13D filed by the Reporting Entities on April 25, 1996, October 16, 1996, March 26, 1997, April 30, 1999, January 18, 2001, July 3, 2001, August 10, 2001, April 25, 2002,
June 18, 2003 and August 12, 2004, respectively (the Initial Schedule 13D, together with all such amendments thereto, this "Schedule 13D"). This Amendment relates to the common stock, par value $0.01 per share (the "Common Stock"), of Trump Hotels & Casino Resorts, Inc., a Delaware corporation (the "Company"). This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Reporting Entities are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Entity disclaims beneficial ownership of all of shares of Common Stock, other than those reported herein as being owned by it.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following paragraphs to the end thereof:

     The Restructuring Support Agreement was terminated in its entirety on September 24, 2004. On October 20, 2004, Mr. Trump, as the beneficial owner of debt and equity securities of the Company and its subsidiaries, entered into a new restructuring support agreement (the "New Restructuring Support Agreement") with (i) the Company and certain of its subsidiaries, (ii) certain holders of the 11.25% First Mortgage Notes due 2006 of Trump Atlantic City Associates and Trump Atlantic City Funding, Inc., Trump Atlantic City Funding II, Inc. and Trump Atlantic City Funding III, Inc. and (iii) certain holders of the 11.625% First Priority Mortgage Notes due 2010 and the 17.625% Second Priority Mortgage Notes due 2010 of Trump Casino Holdings, LLC and Trump Casino Funding, Inc. regarding a proposed recapitalization (the "New Potential Recapitalization") of the Company and its subsidiaries as provided in the term sheet (the "New Term Sheet") attached as an exhibit to the New Restructuring Support Agreement. Pursuant to and in accordance with the New Restructuring Support Agreement, subject to certain conditions, the parties thereto, including Mr. Trump (as the beneficial owner of debt and equity securities of the Company and its subsidiaries), agreed to, among other things, (i) negotiate in good faith the terms of definitive agreements, instruments and other documentation under which the New Potential Recapitalization will be consummated, (ii) not take certain actions that would delay or impede the consummation of the New Potential Recapitalization, and (iii) use their respective commercially reasonable efforts to take or cause to be taken such actions as are commercially reasonably necessary to consummate the New Potential Recapitalization.

     Upon the successful completion of the New Potential Recapitalization, as contemplated by the New Restructuring Support Agreement and the New Term Sheet attached thereto, Mr. Trump would invest $55,000,000 into the recapitalized Company and/or Trump Hotels & Casino Resorts, L.P., a Delaware limited partnership of which the Company is the general partner (the "Partnership"), and would acquire Common Stock or Common Stock equivalents in exchange for such investment, as well as for the contribution by him of certain debt securities of a subsidiary of the Company (including the interest thereon, the "Notes") beneficially owned by him and for entering into certain new, or amending certain existing, contractual arrangements with the Company and/or certain of its subsidiaries. The foregoing summary is qualified in its entirety by reference to the New Restructuring Support Agreement (including the exhibits thereto), a copy of which is filed as Exhibit XIV to this Amendment and incorporated in this
Schedule 13D by reference.

     In connection with the New Restructuring Support Agreement and the effectuation of the New Potential Recapitalization contemplated thereby, on January 25, 2005, Mr. Trump entered into an Investment Agreement (the "Investment Agreement") with the Company and the Partnership, under which, upon or simultaneously with the consummation of the New Potential Recapitalization, Mr. Trump or one or more of his controlled affiliates will, subject to certain conditions, invest $55,000,000 in the Partnership and cancel the Notes and will acquire Common Stock equivalents in the form of equity interests in the Partnership (the "Partnership Interests") that will be exchangeable for shares of Common Stock in accordance with an amended and restated agreement of limited partnership of the Partnership and an amended and restated exchange and registration rights agreement, in each case to be entered into at the time that the New Potential Recapitalization is consummated. Mr. Trump will also receive Partnership Interests in exchange for entering into certain new, or amending certain existing, contractual arrangements with the Company and/or certain of its subsidiaries. In addition, Mr. Trump will receive pursuant to the Investment Agreement a warrant (the "Warrant") to acquire shares of Common Stock of the recapitalized Company.

     Pursuant to the New Potential Recapitalization, the Company will effect a reverse stock split as a result of which each 1,000 issued and outstanding shares of Common Stock, including any such shares beneficially owned by Mr. Trump, will be consolidated into one share of Common Stock of the recapitalized Company. In addition, each issued and outstanding share of Class B Common Stock of the Company will be exchanged (on a one-for-one basis) for one share of Class B Common Stock of the recapitalized Company. As provided in the amended and restated certificate of incorporation of the Company that will become effective at or around the time that the New Potential Recapitalization is consummated (the "Restated Charter"), the number of votes represented by the shares of Class B Common Stock of the recapitalized Company beneficially owned by Mr. Trump will be based on the amount of Partnership Interests beneficially owned by Mr. Trump.

     If the New Potential Recapitalization is consummated, pursuant to and in accordance with the Investment Agreement: (i) Mr. Trump would beneficially own approximately 27% of the Common Stock of the recapitalized Company on a fully diluted basis (assuming the full conversion, exercise and exchange (as applicable) of all then outstanding options, warrants and other rights to acquire shares of Common Stock, including the Partnership Interests and the Warrant, other than shares of Common Stock reserved for issuance under any employee or management stock option or incentive plan or program adopted by the Company's Board of Directors), consisting of post-reverse stock split Common Stock of the recapitalized Company, Partnership Interests exchangeable for such Common Stock, and the Warrant; (ii) Mr. Trump would receive a parcel of land owned by a wholly owned subsidiary of the Company in Atlantic City, New Jersey constituting the former World's Fair site, which Mr. Trump will be able to develop for non-gaming related uses; (iii) Mr. Trump would receive the Company's equity interest in Miss Universe L.P., LLLP and its rights under the partnership agreement in respect thereof; (iv) the recapitalized Company would enter into a renewable three-year right of first offer agreement with Trump Organization, LLC (the "Trump Organization"), which is controlled by Mr. Trump, pursuant to which the Trump Organization would have a right of first offer to serve as the Company's general contractor or developer for any project with an initial budget in excess of $35,000,000 with respect to construction and development projects for casinos and casino hotels and related lodging at the Company's existing and future properties; (v) the recapitalized Company would enter into an amended and restated trademark license agreement with Mr. Trump pursuant to which the recapitalized Company would receive an exclusive, royalty-free (subject to certain conditions), worldwide right and license to use certain of Mr. Trump's marks; (vi) the recapitalized Company would enter into a rolling three-year services agreement with Mr. Trump with respect to the provision of certain services by Mr. Trump as the Chairman of the Board of Directors of the recapitalized Company and promotional activities to be performed by Mr. Trump on behalf of the recapitalized Company; and (vii) subject to the provisions of such services agreement and the Restated

Charter, Mr. Trump will be the Chairman of the Board of Directors of the recapitalized Company. In addition, pursuant to the Investment Agreement, Mr. Trump and the recapitalized Company will enter into a voting agreement providing for the recapitalized Company's Board of Directors to consist of nine members, of which, subject to applicable law and stock exchange and securities market rules, (i) three members (at least one of whom will be independent from the recapitalized Company) would be nominated exclusively by Mr. Trump, and (ii) one member, who will be independent from the recapitalized Company, will need to be acceptable to Mr. Trump. The number of directors that Mr. Trump would be able to nominate to, or determine are acceptable to serve on, the recapitalized Company's Board of Directors will be subject to adjustment based on the extent of his beneficial ownership of the recapitalized Company's Common Stock. The foregoing summary is qualified in its entirety by reference to the Investment Agreement, a copy of which is filed as Exhibit XV to this Amendment and incorporated in this Schedule 13D by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended by deleting the second full paragraph thereof and replacing it with the following paragraph:

     As of November 15, 2004, there were 29,904,764 shares of Common Stock and 1,000 shares of Class B Common Stock (having a voting equivalency of 13,918,723 shares of Common Stock) of the Company outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following paragraphs to the end thereof:

     The Restructuring Support Agreement was terminated in its entirety on September 24, 2004. Pursuant to and in accordance with the New Restructuring Support Agreement, subject to certain conditions, the parties thereto, including Mr. Trump (as the beneficial owner of debt and equity securities of the Company and its subsidiaries), have agreed to take or cause to be taken certain actions for the purpose of consummating the New Potential Recapitalization as contemplated by the New Term Sheet. The foregoing summary is qualified in its entirety by reference to the New Restructuring Support Agreement, a copy of which is filed as Exhibit XIV to this Amendment and incorporated in this
Schedule 13D by reference.

     Pursuant to and in accordance with the Investment Agreement, Mr. Trump has agreed to effect a $55,000,000 investment in the Partnership, cancel the Notes and enter into certain new, or amend certain existing, contractual arrangements with the Company and/or certain of its subsidiaries in exchange for the Partnership Interests and the Warrant. The foregoing summary is qualified in its entirety by reference to the Investment Agreement, a copy of which is filed as
Exhibit XV to this Amendment and incorporated in this Schedule 13D by reference.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended by adding the following Exhibits:

Exhibit XIV: Restructuring Support Agreement, dated as of October 20, 2004, by and among Donald J. Trump, the Company, certain subsidiaries of the Company, certain holders of the 11.25% First Mortgage Notes due 2006 of Trump Atlantic City Associates and Trump Atlantic City Funding, Inc., Trump Atlantic City Funding II, Inc. and Trump Atlantic City Funding III, Inc. and certain holders of the 11.625% First Priority Mortgage Notes due 2010 and the 17.625% Second Priority Mortgage Notes due 2010 of Trump Casino Holdings, LLC and Trump Casino Funding, Inc. (incorporated by reference as
               Exhibit 99.1 to the Current Report on Form 8-K of Trump Hotels & Casino Resorts, Inc., filed on October 21, 2004).

Exhibit XV: Investment Agreement, dated as of January 25, 2005, by and among Donald J. Trump, the Company and the Partnership.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 31, 2005                 /s/ Donald J. Trump
                                        ------------------------------
                                        Name:  Donald J. Trump


Dated: January 31, 2005                 TRUMP CASINOS, INC.

                                        By: /s/ Donald J. Trump
                                            ------------------------------
                                            Name:  Donald J. Trump
                                            Title: President


Dated: January 31, 2005                 TRUMP CASINOS II, INC.

                                        By: /s/ Donald J. Trump
                                            ------------------------------
                                            Name:  Donald J. Trump
                                            Title: President